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MAY 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 32566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EDI Financial, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 1020
(No. and Street)

Dallas	Texas	75251-2207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Prinz — (214) 528-4090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Martin Prinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EDI Financial, Inc.**, as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JANE B. KRAMER
Notary Public, State of Texas
My Commission Expires
May 06, 2010

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

EDI FINANCIAL, INC.

Financial Statements and Supplemental Schedules
March 31, 2008

(With Independent Auditors' Reports Thereon)

EDI FINANCIAL, INC.
Index to Financial Statements and Supplementary Schedule
March 31, 2008

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EDI Financial, Inc.:

We have audited the accompanying statement of financial condition of EDI Financial, Inc. as of March 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDI Financial, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 19, 2008

5918 W. Courtyard, Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL AUSTIN · HOUSTON · ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

EDI FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2008

ASSETS		
Cash	$	237,563
Receivable from clearing broker-dealers		169,145
Receivables from related parties		27,490
Clearing deposits		260,021
Securities owned, at market value		179,041
Property and equipment, net		34,544
Other assets		5,135
TOTAL ASSETS	$	912,939
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued commissions payable	$	305,886
Payable to clearing broker-dealers		213,532
Deferred tax liabilities		1,174
Accrued expenses and other liabilities		67,194
Income taxes payable		14,005
Total liabilities		601,791
Stockholders' Equity		
Common stock, voting, 20,000 shares authorized, $1 par value, 20,000 shares issued and outstanding		20,000
Common stock, nonvoting, 10,000 shares authorized, $1 par value, 0 shares issued and outstanding		-
Additional paid-in capital		366,732
Retained deficit		(75,584)
Total stockholders' equity		311,148
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	912,939

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Operations
Year Ended March 31, 2008

REVENUES		
Securities commissions	$	4,138,926
Insurance commissions		1,038,107
Trading profit		452,019
Interest and other income		126,349
Total revenues		5,755,401
EXPENSES		
Commissions		4,294,355
Compensation and benefits		331,245
Clearing charges		206,134
Communications		178,452
Occupancy costs		85,041
Regulatory fees		52,908
Professional fees		393,618
Depreciation		8,455
Other expenses		210,704
Total expenses		5,760,912
LOSS BEFORE INCOME TAX EXPENSE		(5,511)
Income tax expense		(12,954)
NET LOSS	$	(18,465)

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.

Statement of Changes in Stockholders' Equity

Year Ended March 31, 2008

	Common Stock Voting		Additional	Retained	
	Shares	Amount	Paid-In Capital	Deficit	Total
Balances at March 31, 2007	20,000	$ 20,000	$ 366,732	$ (57,119)	$ 329,613
Net loss	-	-	-	(18,465)	(18,465)
Balances at March 31, 2008	20,000	$ 20,000	$ 366,732	$ (75,584)	$ 311,148

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Cash Flows
Year Ended March 31, 2008

Cash flows from operating activities:		
Net loss	$	(18,465)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation expense		8,455
Change in assets and liabilities		
Receivable from broker-dealers		39,869
Receivables from related parties		(13,841)
Clearing deposits		14
Securities owned		61,176
Accrued commission payable		(131,176)
Payable to clearing broker-dealers		(55,481)
Accrued expenses and other liabilities		(70,927)
Income taxes payable		10,694
Net cash used in operating activities		(169,682)
Cash flows from investing activities:		
Purchase of equipment		(24,308)
Net cash used in investing activities		(24,308)
Net increase in cash		(193,990)
Cash at beginning of year		432,604
CASH AT END OF YEAR	$	238,614
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	2,348
Interest paid	$	-

See notes to financial statements and independent auditors' report.

Note 1 -Nature of Business

EDI Financial, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has offices located in Texas, Florida and Arkansas. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 -Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. These items are then depreciated over the estimated useful lives of the assets using the straight line method as follows:

Furniture and fixtures	7 years
Computer equipment	3 years

Depreciation expense for the year ended March 31, 2008 was $8,455.

Note 2 -Significant Accounting Policies (continued)

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company had cash balances in excess of federally insured limits of $100,000 at various times during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

A tax law change in Texas became effective for the Company's fiscal year ended March 31, 2008. Under the new law, the tax is based on taxable margin, as defined under the law, and is computed on total gross revenues reduced by the greatest of three defined amounts, rather than being based on federal taxable income. For the year ended March 31 2008, the Company has recorded $11,298 of Texas franchise tax expense.

Note 3 – Marketable Securities Owned

Securities include debt, stocks and options to purchase and sell the stocks of publicly traded companies. Securities owned consist of the following at March 31, 2008:

Debt securities	$	6,347
Equity options		36,184
Equity securities		136,510
	$	179,041

Note 4 -Property and Equipment

As of March 31, 2008, property and equipment consisted of the following:

Office furniture	$	16,044
Computer equipment		37,340
		53,384
Accumulated depreciation		(18,840)
Property and equipment, net	$	34,544

Note 5 -Clearing Deposit

The Company conducts substantially all business through its primary clearing broker (First Southwest Company), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with First Southwest Company, the Company is required to maintain a clearing deposit of $250,000. The Company is required to maintain an additional clearing deposit of $10,000 with a second clearing broker.

Note 6 -Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2008, the Company had net capital and net capital requirements of $198,876 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.95 to 1.

Note 7 -Income Taxes

Income tax expense for the year ended March 31, 2008 totaled $12,954. The actual Federal income tax provision differs from the amount computed by applying the Federal corporate income tax rate of 34% in 2007 to income before taxes as follows:

Expected Federal tax expense	$	(1,874)
Texas franchise taxes		11,298
Non-deductible expenses		7,575
Other items		(4,045)
Income tax expense	$	12,954

The deferred tax liabilities recorded on the balance sheet as of March 31, 2008 are related to the following:

Fixed assets, net	$	1,174

Note 8- Commitments and Contingencies

Litigation
The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, and liquidity.

Clearing Agreement
Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Leases
The Company has entered into leases for certain administrative office space and equipment. A summary of the total minimum lease payments under non-cancelable operating leases for office space and equipment follows:

Year Ending March 31,		Minimum Lease Payments
2009	$	66,752
2010	$	74,675
2011	$	76,435
2012	$	78,196
2013	$	79,956
2014	$	47,240

During the year ended March 31, 2008, rental expense under these leases totaled $85,041.

Note 9 -Related Party Transactions

The Company earns fee income related to insurance products from an insurance agency owned by a stockholder of the Company. Total insurance commissions earned from this related party were approximately $146,710 during the year.

The Company has receivables from employees and stockholders totaling $27,490 as of March 31, 2008 representing advances on commissions.

Schedule I

EDI FINANCIAL, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2008

Total stockholders' equity qualified for net capital	$ 311,148
Deductions and/or charges	
Non-allowable assets:	
Receivables from related parties	27,490
Other non-allowable receivables	6,000
Property and equipment, net	34,544
Other assets	5,135
Total deductions and/or charges	73,169
Net capital before haircuts on securities	237,979
Haircuts on securities	39,103
Net capital	$ 198,876
Aggregate indebtedness	
Accrued commissions payable	$ 305,886
Deferred tax liabilities	1,174
Income taxes payable	14,005
Accrued expenses and other liabilities	67,194
Total aggregate indebtedness	$ 388,259
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 98,876
Ratio of aggregate indebtedness to net capital	1.95 to 1
Reconcliation with company's computation (included in Part II of Form X-17A-5 as of March 31, 2008)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 208,525
Audit adjustments to record income tax and deferred tax liability	(9,649)
Net capital per above	$ 198,876

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
EDI Financial, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of EDI Financial, Inc. (the Company) as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 19, 2008

PMB ⊹ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

May 19, 2008

To the Board of Directors of
EDI Financial, Inc.:

We have audited the financial statements of EDI Financial, Inc. (the Company) for the year ended March 31, 2008 and have issued our report thereon dated May 19, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated February 12, 2008, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of EDI Financial, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a(5)(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We have issued a separate Independent Auditors' Report on Internal Control dated May 19, 2008.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 2 to the financial statements. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

5918 W. Courtyard, Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant accounting estimates impacting the financial statements at March 31, 2008.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). The audit adjustments are attached and are reflected in the financial statements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

PMB Helin Donovan

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the board of directors, stockholders and management of EDI Financial, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

EDI Financial, Inc.
Audit Adjustments
As of and for the year ended March 31, 2008

Account	Description	W/P Ref	Debit	Credit
Adjusting Journal Entries JE # 1		O-1		
To record tax entries including Texas margin and deferred tax entries				
2084	DEFERRED TAXES PAYABLE		1,051.00	
2220	INCOME TAXES PAYABLE		604.00	
7510	ESTIMATED INCOME TAX		359.00	
7511	Texas Margin Tax Expense		11,298.00	
2230	Texas Margin Tax Liability			11,298.00
6950	MISCELLANEOUS EXPENSES			963.00
7510	ESTIMATED INCOME TAX			1,051.00
Total			13,312.00	13,312.00

END